UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period April 2005______	File No. ___0-51016____

Exeter Resource Corporation

 (Name of Registrant)

Suite 301, 700 West Pender Street, Vancouver, British Columbia  Canada V6C 1G8

(Address of principal executive offices)

1.

News Release dated April 11, 2005

2.

News Release dated April 13, 2005

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.         FORM 20-F  ___X__         FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this

Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes _____       No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Exeter Resource Corporation

(Registrant)

Dated: April 13, 2005	Signed: /s/ Yale Simpson Yale Simpson Chairman

For Immediate Release: April 11, 2005

EXETER AND RIO TINTO PARTNER ON SOUTHERN CHILE PROGRAM

Vancouver, B. C., April 11, 2005 – Exeter Resource Corporation (TSX-V: XRC, Frankfurt: EXB) has entered into an agreement with Rio Tinto Mining and Exploration Limited (“Rio”), of Santiago, Chile, an affiliate of the Rio Tinto group of companies, to explore gold geochemical anomalies previously generated by Rio in a regional program that covered a large area of southern Chile.

The agreement covers an 800 square kilometer area that is considered prospective for epithermal gold and silver mineralisation. Exeter has the right to 100% of any properties acquired, subject to Rio’s right to back into a 60% property interest, once Exeter has completed 10,000 metres of drilling.  Upon exercising that right Rio would pay to Exeter an amount equal to three times Exeter’s exploration expenditures on the project to that point.  Should Rio not exercise its back-in right, its interest will be equal to a 1% net smelter return from production on the property.

Yale Simpson, Chairman of Exeter, commented, “As with our partnership with Cerro Vanguardia S.A. (AngloGold Ashanti-Fomicruz) in Argentina, this exploration partnership with Rio in southern Chile presents discovery opportunities to Exeter that are not otherwise available to companies our size. These partnerships attest to the credibility of our discovery team with the major international resource companies.”

Exploration activities under the Rio agreement will be initiated immediately, under the management of John McIntyre. Mr McIntyre resides in Chile and has 24 years of experience exploring for porphyries and epithermal gold projects in the Pacific Rim.

About Exeter

Exeter is a Canadian company exploring epithermal gold-silver and porphyry copper-gold projects in Argentina. Exploration at Exeter’s most advanced project, La Cabeza, in Mendoza Province, has delineated an inferred resource of 720,000 ounces of gold, comprising 12.0 million tonnes grading 1.8 g/t gold, at a cut-off grade of 0.5 g/t gold. Drilling for a pre-feasibility study of La Cabeza is complete. Engineering, metallurgical, hydrological and environmental work is continuing as part of the pre-feasibility study scheduled for completion in June.

Separately, in the highly-prospective Patagonia region of Argentina, Exeter has a strategic partnership with Cerro Vanguardia S.A, an AngloGold affiliate. The agreement provides Exeter with an option over a large number of epithermal gold-silver properties. Exeter will conduct a second stage program on the Cerro Puntudo Project in April, following encouraging results released in February.

You are invited to visit the Exeter web site at www.exeterresource.com.

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission (“SEC”) permits mining companies in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this news release, such as “inferred resource”, that the SEC guidelines strictly prohibit us from including in our filing with the SEC. U.S. investors are urged to consider closely the disclosure contained in our Form 20-F Registration Statement, File No. 000-51016. You can review and obtain copies of our filings from the SEC’s website at http://www.sec.gov/edgar.shtml.

Safe Harbor Statement - This news release may contain certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements reflect our current belief and are based upon currently available information. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the Exeter.

Exeter Resource Corporation

Bryce Roxburgh, President

Rob Grey, Investor Relations

Suite 301, 700 West Pender Street

Vancouver, B.C.  Canada  V6C 1G8

Tel: 604.688.9592    Fax: 604.688.9532

Toll-free   1-888-688-9592

exeter@exeterresource.com

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

For Immediate Release

EXETER APPOINTS CECIL BOND CHIEF FINANCIAL OFFICER

Vancouver, B.C., April 13, 2005 – Exeter Resource Corporation (TSX-V: XRC, Frankfurt: EXB) announces that it has appointed Cecil Bond, of Vancouver, as its Chief Financial Officer. The appointment is a key step in Exeter’s growth strategy.

Mr Bond is a chartered accountant with 20 years experience. His university education, in Cape Town, South Africa, was followed by five years with the international accounting firm of Ernst and Young, in South Africa and London. After five years in private business, he moved to Canada, where he worked two years with PricewaterhouseCoopers, in Vancouver. Since 1996, he has worked with public companies in the capacity of chief financial officer.

Exeter Chairman, Yale Simpson said “Mr. Bond’s considerable experience with public company finances and governance will contribute significantly to our goals of mine development at La Cabeza, Argentina and furthering our strategic alliances with senior companies in South America. Mr. Bond is our second key appointment in recent weeks and we are delighted to have secured his services.”

Subject to TSX Venture Exchange and shareholder approvals, Exeter has granted to Mr. Bond incentive options to purchase 300,000 shares at a price of CAD $1.20 per share, exercisable for five years.

About Exeter

Exeter is a Canadian company exploring epithermal gold-silver and porphyry copper-gold projects in Argentina. Exploration at Exeter’s 100% owned, La Cabeza project, has delineated an inferred resource of 720,000 ounces of gold, comprising 12.0 million tonnes grading 1.8 g/t gold, at a cut-off grade of 0.5 g/t gold. Drilling for a pre-feasibility study of La Cabeza is complete. Engineering, metallurgical, hydrological and environmental work is continuing as part of the pre-feasibility study scheduled for completion in June.

Separately, in the highly-prospective Patagonia region of Argentina, Exeter has a strategic partnership with Cerro Vanguardia S.A, an Anglogold affiliate. The agreement provides Exeter with an option over a large number of epithermal gold-silver properties including the Cerro Puntudo discovery. Exeter also has a strategic partnership with Rio Tinto Mining over epithermal gold targets in Chile.

You are invited to visit the Exeter web site at www.exeterresource.com.

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President and CEO

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission (“SEC”) permits mining companies in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this news release, such as “inferred resource”, that the SEC guidelines strictly prohibit us from including in our filing with the SEC. U.S. investors are urged to consider closely the disclosure contained in our Form 20-F Registration Statement, File No. 000-51016. You can review and obtain copies of our filings from the SEC’s website at http://www.sec.gov/edgar.shtml.

Safe Harbor Statement - This news release may contain certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements reflect our current belief and are based upon currently available information. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the Exeter.

Exeter Resource Corporation

Yale Simpson, Chairman

Rob Grey, Investor Relations

Suite 301, 700 West Pender Street

Vancouver, B.C.  Canada  V6C 1G8

Tel: 604.688.9592    Fax: 604.688.9532

Toll-free   1-888-688-9592

exeter@exeterresource.com

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY

 FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

www.exeterresource.com